Exhibit 12.1

McCormick & Company, Inc

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	May 31	Year ended November 30th
	2006	2005	2004	2003	2002	2001

Net income from consolidated operations	56.7	199.0	204.8	186.6	154.5	118.0
Income tax expense	17.1	96.7	89.0	83.4	69.4	57.0
Income from consolidated operations before income taxes	73.8	295.7	293.8	270.0	223.9	175.0

Plus fixed charges:
Interest expense	25.2	48.2	41.0	38.6	39.2	46.7
Capitalized interest	—	2.1	2.7	2.7	3.3	1.3
Interest included in rent expense	3.8	8.2	7.8	7.7	6.0	5.7
Total fixed charges	29.0	58.5	51.5	49.0	48.5	53.7

Plus:
Amortization of capitalized interest	0.5	0.8	0.9	0.5	0.1	—
Dividends from unconsolidated subsidiaries	9.1	29.2	9.6	20.6	19.1	18.4
	9.6	30.0	10.5	21.1	19.2	18.4
Less:
Capitalized interest	—	(2.1)	(2.7)	(2.7)	(3.3)	(1.3)

Adjusted earnings	112.4	382.1	353.1	337.4	288.3	245.8

Ratio of earnings to fixed charges	3.88	6.53	6.86	6.89	5.94	4.58